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                          May 21, 2020

       Jennifer W. Murphy
       President, Chief Executive Officer and Director
       Western Asset Mortgage Capital Corporation
       385 East Colorado Boulevard
       Pasadena, California 91101

                                                        Re: Western Asset
Mortgage Capital Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed May 19, 2020
                                                            File No. 333-238486

       Dear Ms. Murphy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              David J. Goldschmidt